425 Lexington Avenue
New York, N.Y. 10017-3954
(212) 455-2000

Facsimile (212) 455-2502

Direct Dial Number	E-Mail Address
(212) 455-2695	gsellers@stblaw.com
September 14, 2011

Re:	Exelis Inc. Amendment No. 3 to Registration Statement on Form 10-12B File No. 001-35228
VIA EDGAR
Mr. Ajay Koduri
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mailstop 7010
Washington D.C. 20549
Ladies and Gentlemen:
          On behalf of Exelis Inc., an Indiana corporation, we hereby transmit via EDGAR for electronic filing with the Securities and Exchange Commission the above referenced amendment to the above-referenced registration statement. The above-referenced amendment is being submitted solely to file additional exhibits pursuant to Item 15(b) of the registration statement.
          Should you have any questions regarding this filing, please do not hesitate to contact me (phone: 212-455-2695; fax: 212-455-2502).

Very truly yours,
/s/ Gary L. Sellers
Gary L. Sellers